Filed by: Diebold, Incorporated

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Wincor Nixdorf AG

Commission File No.: 333-155520

February 23, 2016

Exhibit 99.1

Investor Presentation February 2016

Use of non-GAAP financial information Diebold has included non-GAAP financial measures in this presentation to supplement Diebold’s condensed consolidated financial statements presented on a GAAP basis. Definitions of these non-GAAP financial measures and reconciliations of these non-GAAP financial measures to the most directly comparable GAAP financial measures are included elsewhere in this presentation. Diebold’s management uses constant currency, non-GAAP product, service and total gross margins, non-GAAP operating expense, non-GAAP operating profit, non-GAAP tax rate, non-GAAP net earnings, and non-GAAP diluted earnings per share, and excludes gains, losses or other charges that are considered by Diebold’s management to be outside of Diebold’s core business segment operating results. Net debt and free cash flow are liquidity measures that provide useful information to management about the amount of cash available for investment in Diebold’s businesses, funding strategic acquisitions, repurchasing stock and other purposes. The company calculates constant currency by translating the prior year results at the current year exchange rate. These non-GAAP financial measures may have limitations as analytical tools, and these measures should not be considered in isolation or as a substitute for analysis of Diebold’s results as reported under GAAP. Items such as impairment of goodwill and intangible assets, though not directly affecting Diebold’s cash position, represent the loss in value of goodwill and intangible assets over time. The impairment expense associated with this loss in value is not included in non-GAAP operating profit, non-GAAP net earnings, non-GAAP diluted earnings per share and therefore does not reflect the full economic effect of the loss in value of those goodwill and intangible assets. In addition, items such as restructuring charges and non-routine expenses that are excluded from non-GAAP gross profit, non-GAAP operating expense, non-GAAP operating profit, non-GAAP net earnings, and non-GAAP diluted earnings per share can have a material impact on cash flows and earnings per share. In addition, free cash flow does not represent the total increase or decrease in the cash balance for the period. The non-GAAP financial information that we provide also may differ from the non-GAAP information provided by other companies. We compensate for the limitations on our use of these non-GAAP financial measures by relying primarily on our GAAP financial statements and using non-GAAP financial measures only supplementally. We also provide robust and detailed reconciliations of each non-GAAP financial measure to the most directly comparable GAAP measure, and we encourage investors to review carefully those reconciliations. We believe that providing these non-GAAP financial measures in addition to the related GAAP measures provides investors with greater transparency to the information used by Diebold’s management in its financial and operational decision-making and allows investors to see Diebold’s results “through the eyes” of management. We further believe that providing this information better enables investors to understand Diebold’s operating performance and to evaluate the efficacy of the methodology and information used by management to evaluate and measure such performance.

Forward-looking statements In this presentation, statements that are not reported financial results or other historical information are “forward-looking statements”. Forward-looking statements give current expectations or forecasts of future events and are not guarantees of future performance. These forward-looking statements relate to, among other things, the company’s future operating performance, the company’s share of new and existing markets, the company’s short- and long-term revenue and earnings growth rates, and the company’s implementation of cost-reduction initiatives and measures to improve pricing, including the optimization of the company’s manufacturing capacity. The use of the words “will,” “believes,” “anticipates,” “expects,” “intends” and similar expressions is intended to identify forward-looking statements that have been made and may in the future be made by or on behalf of the company. Although the company believes that these forward-looking statements are based upon reasonable assumptions regarding, among other things, the economy, its knowledge of its business, and on key performance indicators that impact the company, these forward-looking statements involve risks, uncertainties and other factors that may cause actual results to differ materially from those expressed in or implied by the forward-looking statements. The company is not obligated to update forward-looking statements, whether as a result of new information, future events or otherwise. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. Some of the risks, uncertainties & other factors that could cause actual results to differ materially from those expressed in or implied by the forward-looking statements include, but are not limited to: • the Company’s ability to successfully consummate the purchase of Wincor-Nixdorf, including obtaining the necessary financing and satisfying closing conditions; • the Company’s ability to realize benefits from the strategic business alliance with Securitas AB; • competitive pressures, including pricing pressures and technological developments; • changes in the company’s relationships with customers, suppliers, distributors and/or partners in its business ventures; • changes in political, economic or other factors such as currency exchange rates, inflation rates, recessionary or expansive trends, taxes and regulations and laws affecting the worldwide business in each of the company’s operations; • global economic conditions, including any additional deterioration and disruption in the financial markets, including the bankruptcies, restructurings or consolidations of financial institutions, which could reduce our customer base and/or adversely affect our customers’ ability to make capital expenditures, as well as adversely impact the availability and cost of credit; • acceptance of the company’s product and technology introductions in the marketplace; • the finalization of the company’s financial statements for the periods discussed in this presentation; • the company’s ability to maintain effective internal controls; • changes in the company’s intention to further repatriate cash and cash equivalents and short-term investments residing in international tax jurisdictions, which could negatively impact foreign and domestic taxes; • unanticipated litigation, claims or assessments, as well as the outcome/impact of any current/pending litigation, claims or assessments, including but not limited to the company’s Brazil tax dispute; • variations in consumer demand for financial self-service technologies, products and services; • potential security violations to the company’s information technology systems; • the investment performance of our pension plan assets, which could require us to increase our pension contributions, and significant changes in healthcare costs, including those that may result from government action; • the amount and timing of repurchases of the company’s common shares, if any; and • the company’s ability to achieve benefits from its cost-reduction initiatives and other strategic changes and other restructuring actions, as well as its business process outsourcing initiative.

Important information for investors and shareholders In connection with the proposed business combination transaction with Wincor Nixdorf, Diebold has filed a Registration Statement on Form S-4 with the SEC that includes a prospectus of Diebold to be used in connection with the offer by Diebold to acquire all outstanding Wincor Nixdorf shares. INVESTORS AND SHAREHOLDERS ARE URGED TO READ THE PROSPECTUS AND THE OFFER DOCUMENT, AS WELL AS OTHER DOCUMENTS THAT HAVE BEEN OR WILL BE FILED WITH THE SEC OR BAFIN OR PUBLISHED AT DIEBOLD’S WEBSITE AT WWW.DIEBOLD.COM UNDER THE INVESTOR RELATIONS SECTION, REGARDING THE PROPOSED BUSINESS COMBINATION TRANSACTION AND THE OFFER BECAUSE THESE DOCUMENTS CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION. You may obtain a free copy of the prospectus, an English translation of the offer document, and other related documents filed by Diebold with the SEC on the SEC’s website at www.sec.gov. The prospectus, an English translation of the offer document and other documents relating thereto may also be obtained for free by accessing Diebold’s website at www.diebold.com under the Investor Relations section. You may obtain a free copy of the offer document on BaFin’s website at www.bafin.de. Further you may obtain a copy of the offer document free of charge from Deutsche Bank Aktiengesellschaft, by writing to Deutsche Bank Aktiengesellschaft, Taunusanlage 12, 60325 Frankfurt am Main, Germany, by e-mail to dct.tender-offers@db.com or by telefax to +49 69 910 38794. European shareholders may contact Georgeson, Inc. with any questions regarding the takeover offer at 00 800 3816 3816 while banks and brokers should call +44 (0) 207 019 7003. This presentation is neither an offer to purchase nor a solicitation of an offer to sell shares of Wincor Nixdorf or Diebold. Final terms and further provisions regarding the public offer are disclosed in the offer document and in documents filed or that will be filed with the SEC. Investors and holders of Wincor Nixdorf shares, or of such instruments conferring a right to directly or indirectly acquire Wincor Nixdorf shares, are strongly encouraged to read the offer document and all documents in connection with the public offer as soon as they are published because these documents contain or will contain important information. No offering of securities will be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended, and applicable European regulations, including the German Securities Acquisition and Takeover Act (Wertpapiererwerbs- und Übernahmegesetz) and the German Securities Prospectus Act (Wertpapierprospektgesetz). Subject to certain exceptions to be approved by the relevant regulators or certain facts to be ascertained, the public offer would not be made directly or indirectly, in or into any jurisdiction where to do so would constitute a violation of the laws of such jurisdiction, or by use of the mails or by any means or instrumentality (including without limitation, facsimile transmission, telephone and the internet) of interstate or foreign commerce, or any facility of a national securities exchange, of any such jurisdiction.

Company Overview

Diebold Overview Diebold, Incorporated – Who We Are Automating the way people connect with their money Secure Convenient Reliable Services-led, Software enabled, Supported by innovative hardware

Diebold Overview Diebold Overview – 2015 Revenue Breakout Approximately $2.4 billion total revenue in 2015 from continuing operations INDUSTRY SOLUTION1 GEOGRAPHY Financial Self-Service Security Brazil Other Service Product North America Asia Pacific Europe, Middle East and Africa Latin America 1 Excludes Brazil Other

DIEBOLD AND WINCOR NIXDORF TO COMBINE, CREATING PREMIER SELF-SERVICE COMPANY FOR FINANCIAL AND RETAIL MARKETS

Diebold and Wincor Nixdorf Creating premier self-service company for financial and retail markets Combines leading innovators to deliver fully integrated software and self-service technology Innovative service solutions spanning the complete value chain Highly complementary geographic presence and customer base Experienced leadership team to lead ~$5.2 billion1 global company Strongly positioned in growth areas of branch automation, omnichannel and mobile Significant annual cost synergies of ~$160 million by the end of year 3 Connecting the physical and digital worlds of currency Note 1) Based on trailing 12 months revenue for Diebold and Wincor through December 31, 2015. Diebold revenue excludes contribution of North American Electronic Security business which Diebold has agreed to divest. Wincor Nixdorf revenue has been converted from Euros to US$ using an exchange rate of 1.12 US$/Euros.

Diebold and Wincor Nixdorf Transaction overview Consideration Wincor Nixdorf shareholders will be offered –€38.98 per share in cash and 0.434 Diebold shares for each Wincor Nixdorf share1 Total transaction value of approximately $1.8 billion, inclusive of net debt1 – ~35% premium to closing stock price on October 16, 20152 Expected issuance of up to 19.9% of Diebold shares Offer Process Approved by Diebold’s Board of Directors and Wincor Nixdorf’s Supervisory Board Tender offer period expected to commence in early 2016 The offer is subject to certain closing conditions, including regulatory approvals and a minimum acceptance threshold of c. 67.6 percent of all existing Wincor Nixdorf ordinary shares (this corresponds, after deduction of treasury shares held by Wincor Nixdorf which will not be tendered, to c. 75 percent of all current voting stock (outstanding shares)) Financing Committed financing for cash portion of consideration and refinancing of existing debt Permanent financing to consist of senior secured revolver, term loans and senior unsecured notes Upon close, pro forma balance sheet is expected to have net debt/EBITDA3 of ~4x Note: 1) Calculated using the fixed exchange ratio and 5-day volume weighted average price of Diebold shares prior to the October 17, 2015 announcement that Diebold and Wincor had signed a non-binding term sheet regarding a potential business combination and the total offer consideration represented a transaction value of €52.50 per Wincor Nixdorf share. The exchange rate used to calculate total consideration and transaction value was 1.07 US$/Euros. 2) Last trading day prior to the October 17, 2015 announcement that Diebold and Wincor had signed a non-binding term sheet regarding a potential business combination. 3) Net debt/EBITDA is defined as long-term debt plus short-term debt minus cash and cash equivalents divided by earnings before interest, taxes, depreciation and amortization adjusted for restructuring and other non-recurring items for the trailing 12 months. This ratio assumes that the North American Electronic Security business has been divested.

Diebold and Wincor Nixdorf Wincor Nixdorf Overview Corporate profile • Leading IT solutions provider for banks and retailers • Headquartered in Paderborn, Germany • 9,100 employees located in 130 countries • Revenue of €2.4 billion in FYE 9/30/15 • Main production sites in Germany and China • Advanced technology and software capabilities • Blue chip client base including: 25 out of the top 25 banks in Europe 24 out of the top 25 retailers in Europe • Exciting growth opportunities for cashless payments business (Aevi) Delivering automation and omnichannel solutions to customers Banking Retail

Diebold and Wincor Nixdorf Creating a runway for growth Services-led, Software-enabled, supported by innovative hardware Services leadership ~$3 billion of revenue from services and software in the combined company Enhance services portfolio and increase up-sell of services Omnichannel software innovation Wincor software and large professional services organization Phoenix multi-vendor software capabilities Dynamic industry changes Capitalize on automation wave as banks and retailers seek operating efficiencies Opportunity to compete for larger addressable market Innovation accelerated via significant scale Shifting more resources to innovative R&D Combined installed base of nearly 1 million ATMs Complementary geographic presence and customers Diebold is a leader in North America; Wincor in Europe Serving blue-chip financial institutions and retailers

Diebold and Wincor Nixdorf The time has never been better for this business combination Industry Self-service customers demand innovation and operating efficiency Multi-vendor approach needed for services and software Company-specific Wincor Nixdorf progress on 7-point restructuring program Diebold in “Walk” phase of transformation Capital Markets Access to capital Historically low interest rates

Diebold and Wincor Nixdorf Highly complementary revenue mix with ~$3 billion from services and software Revenue1 (billions) Geographic mix1,2 Product mix1 “Diebold Nixdorf” Closely mirrors the total addressable market distribution SERVICES & SOFTWARE 56% HARDWARE 44% Targeting >65% mix for services & software Note 1) Based on trailing 12 months revenue for Diebold and Wincor through December 31, 2015. Diebold revenue excludes contribution of North American Electronic Security business which Diebold has agreed to divest. Wincor Nixdorf revenue has been converted from Euros to US$ using an exchange rate of 1.12 US$/Euros. 2) Wincor’s regional revenue split has been adjusted to align more closely with Diebold’s regional definitions.

Diebold and Wincor Nixdorf

Combined company to pursue ~$60 billion total addressable market



Payment
Branch Automation
Retail Automation
Self-Service
Behind-the-Counter
BRANCH AUTOMATION
Cash-in-Transit
OMNICHANNEL and DIGITAL/MOBILE PAYMENT PLATFORMS
POINT-OF-SALE SOLUTIONS
Hardware
Software
Peripherals
Back-End Cash Management
Value-added Services
~$30 Billion
~$15 Billion
~$15 Billion

Source: 2015 data provided by Retail Banking Research, Bain, IHL Data and Diebold internal analysis.

15
DIEBOLD

Diebold and Wincor Nixdorf Attractive financial model Revenue, Synergies & Operating Margins Revenue cross-sell / up-sell opportunities Expect to improve revenue mix of services & software ~$160 million of annual cost synergies by end of year 3 Additional benefits expected from current cost savings programs underway at both companies >9% non-GAAP operating margin1 by end of year 3 Expected to be accretive to non-GAAP EPS by year 2, excluding integration costs Capital Allocation Priorities Strong financial performance will support deleveraging from ~4x net debt/EBITDA2 to consistently below ~3x by end of year 3 Following transaction close, combined company intends to pay a dividend per share of approximately 1/3 of Diebold’s current annual cash dividend per share, subject to market and other conditions Reinvest in innovative software and solutions Maintain flexibility to further build up intellectual property Note: 1) Non-GAAP operating margin is the percentage of GAAP operating profit margin adjusted for restructuring and non-routine items. 2) Net debt/EBITDA is defined as long-term debt plus short-term debt minus cash and cash equivalents divided by earnings before interest, taxes, depreciation and amortization adjusted for restructuring and other non-recurring items for the trailing 12 months. This ratio assumes that the North American Electronic Security business has been divested.

Diebold and Wincor Nixdorf

Targeting >9% non-GAAP OP margins by end of year 3

	Combination benefit initiatives	Combination costs	+	Existing plans	=	End of Year 3 Target
Revenue	• Increase sale of services • Cross sell software	• Dual sourcing ATMs • Dealer rationalization		• Organic growth • Improved mix		
COGS (~$90 million)	• Direct materials - scale • Streamlined solutions • Higher direct service utilization • Rationalize coverage overlap	• Restructuring • Contract termination fees • Solutions integration		• Diebold 2.0 net cost savings		**>9% non-GAAP operating profit margin[1]**
Opex (~$70 million)	• Integrate corporate & regional resources • Rationalize operational functions • Back-office harmonization	• Restructuring • Facility lease terminations • Back-office overlap		• Wincor 7-point restructuring		
	~$160 million of annual cost synergies by end of year 3					

Note: 1) Non-GAAP operating margin is the percentage of GAAP operating profit margin adjusted for restructuring and non-routine items.

17

DIEBOLD

Diebold and Wincor Nixdorf Financing overview and pro forma capitalization • Committed financing from J.P. Morgan and Credit Suisse • Permanent debt financing of $ 2.8 billion to fund transaction, refinance existing debt at both companies and provide liquidity Financing - $ 0.5 billion senior secured revolver - $ 2.3 billion senior secured term loans and unsecured notes • Expected issuance of up to 19.9% of Diebold shares Pro Forma • Leverage of ~4x net debt/EBITDA1 at closing Balance Sheet • Targeting to be consistently below 3x net debt/EBITDA by end of year 3 Note: 1) Net debt/EBITDA is defined as long-term debt plus short-term debt minus cash and cash equivalents divided by earnings before interest, taxes, depreciation and amortization adjusted for restructuring and other non-recurring items for the trailing 12 months. This ratio assumes that the North American Electronic Security business has been divested.

Diebold and Wincor Nixdorf Business combination agreement to facilitate integration and synergy realization • Agreed leadership structure Executive Committee • Defined business model – by Line of Business / Region CEO • Reconfirmed Wincor-Nixdorf restructuring plan Andy Mattes • Registered offices in North Canton, Ohio and operated from headquarters in North Canton President CFO Chief Integration and Paderborn, Germany Officer Eckard Heidloff Chris Chapman Jürgen Wunram • Two Wincor Nixdorf supervisory board members and Wincor Nixdorf CEO to join board of combined company post-closing 3 LOB Leaders General Counsel • Three Diebold executives to join supervisory board of Wincor Nixdorf

Diebold and Wincor Nixdorf Expected roadmap 2015 2016 2017 2018 Announcement & Business Combination Agreement Tender Offer Period Regulatory Approval Close Execute integration plan & deliver $160 million of cost synergies

Diebold and Wincor Nixdorf Transaction meets all key criteria • Accelerates transformation to services-led, software-enabled company _ Strategic fit • Creates a runway for growth _ Ability to execute _ Valuation • Experienced global management team • Approved by both Boards • Detailed integration and synergy plans • Significant synergies _ Cultural fit _ Timing • Common approach to do right by customers • Both companies are transforming in a dynamic market • Commitment to collaborative innovation • Favorable capital markets Benefitting customers, employees and shareholders

Diebold 2.0 Transformation

Diebold 2.0 Transformation

Diebold 2.0 Transformation – Walk Phase Objectives

Transitioned to the Walk phase in 2015


2014
2015
2016
2017+
CRAWL
WALK
RUN

Pillars	Objectives – Walk Phase
COST	1. Greater emphasis on improving revenue mix and top line growth in services and software
CASH	2. Grow managed, multi-vendor and professional services
TALENT	3. Leverage Phoenix to grow software business
GROWTH	4. Increase IP, invest in R&D and services and collaborate with customers
	5. Shape business portfolio – Pending Wincor Nixdorf combination – China joint venture with Inspur – North America electronic security divestiture

23

Cost Structure Improvements – Cost Reduction Target of $200M through 2017 Cost Savings Program Cost Savings Investments $200M ($100M) Net Savings $100M Net Savings1 Progression – 50% of Total Cost Savings 2013 2014 2015 2016 2017 Total: $30M_ $25M_ $20M_ $15M $10M $100M 1 Realized $75 million in net cost savings from January, 2013 – December, 2015

Diebold 2.0 Transformation Services-led, Software-enabled, Supported by Innovative Hardware Transformation initiatives improving mix of revenue and higher gross margins Services & Software Product1 Total Diebold Non-GAAP Margin Performance2 Mid-term Service Gross Margin 27.0% 28.1% 32.1% 33.6% ~35% Product Gross Margin 23.1% 18.6% 20.2% 18.7% ~20% Total Gross Margin 25.1% 23.8% 26.4% 27.3% Note: Revenue mix excludes North America Electronic Security 1 Excludes Brazil Other from hardware revenue 2 Represents non-GAAP financial metric

Financial Self-Service

Financial Self-Service

Leading Global Service Capabilities

Signed services deals with more than $350 million in total contract value during 2015

Strong Foundation

Cover entire service value chain

Consult → Design → Build → Run

1. With **~8,500 service professionals** Diebold has the strongest global service organization
2. **IT investments** in field service apps and infrastructure as part of Diebold 2.0
3. >80% service **attach rate** with ~95% **renewal rate**
4. **Line of sight on ~2/3** of revenue at start of fiscal year
5. More than ~**13,000 competitive units** under service contract in North America

Opportunities

Value Added Services

Managed services and outsourcing

Professional services around branch automation

Multi-vendor service

Break Fix Maintenance

Capitalizing on market fragmentation

27

DIEBOLD

Financial Self-Service Managed Services—Outsourcing Largest Bank ATM fleet in North America Diebold Managed ATMs Source: 2015 RBR report and Diebold internal estimates.

Financial Self-Service Software is Accelerating the Retail Banking Evolution < 2005 > 2005 > 2012 > 2014 > 2016 Branch Branch Digital + ATM ATM MV Transformation Automation Analytics • Lower cost • Operational cost, • Optimize channel • Move manual • Single User Customer • Increased complex footprint usage for cost and transactions to experience and Pain Points Functionality service: terminal, lower cost self- view across mobile, online, teller service channels • Revenue growth

Financial Self-Service Transforming our Software Platform with the Acquisition of Phoenix Interactive Design Best-in-class, multi-vendor, advanced function software with global scale SHARED VISION about channel transformation and redefining the banking experience PROVEN SOFTWARE SOLUTIONS to optimize and differentiate the consumer experience OMNI-CHANNEL that automates and orchestrates interactions with consumers and their money INDUSTRY CREDIBILITY with tier one accounts utilizing its leading-edge fit client, multi-vendor and stateless software solution ENTREPRENURIAL CULTURE that is agile and quickly addresses market needs CUSTOMER RELATIONSHIPS demanding increased functionality through their existing channels GLOBAL PRESENCE AND OPERATIONS to support the expansion of Phoenix’s offering across all geographies LONG-STANDING HARDWARE EXCELLENCE and experience in both self-service and branch channels PROVEN SERVICE CAPABILITIES in both physical and digital channels with a global footprint to deliver services around the world INDUSTRY LEADING SECURITY expertise in mitigating fraud, logical and physical threats

Financial Self-Service Innovation Delivered—The Consumer Banking Experience of the Future Derived from the Responsive Banking Concept and unveiled at Money 20/20 Screen-less, Self-Service Irving Concept • Collaborative innovation with Citigroup to pilot iris-scanning ATM concept • Dispenses cash with mobile app—no card required • Greater simplicity and cost efficiency • No card reader • No PIN pad • No physical screen • Leverages consumer-recognition technology • Near field communication (NFC) • Iris-scanning biometric technology • Quick response (QR) codes Dual-Sided, Self-Service Janus Concept Mobile-enabled access through NFC or QR code technology Capable of serving two consumers at the same time Offers advanced functionality with tablet touch screen • Multiple check imaging • ID scanning • Document signing Video teller access

Financial Self-Service

Branch Automation Rationale – As Presented by a Top 3 U.S. Bank

% of ATM enabled consumer transactions


90%
50%
Current
+2016

Cost per deposit by channel


$0.75
$0.50
$0.25
$0.00
$0.65
$0.08
$0.03
Teller
ATM
Remote Capture (mobile & online)

Transaction migration to ATMs and remote capture


Consumer Banking household transactions by channel in 2014
100%
75%
50%
25%
0%
10%
90%
1%
37%
62%
10%
48%
42%
2007
2010
2014
Teller
ATM
Remote Capture

Digital Channel	YoY Growth	Deposit Users
ATM Deposits	**+10%**	**~200mm users**
Mobile Bill Pay	+30%	~60mm
Mobile Chase QuickPay	+80%	~30mm
Mobile QuickDeposit	+25%	~45mm
Mobile app user	+20%	~19mm

ATM is most used consumer channel

Enhancing fleet of ATMs to support transaction migration

1. Increasing ATM capacity in high volume branches
2. Increasing withdrawal limits
3. Integrating cash recyclers

Source: JPMorgan Chase & Co. Corporate Investor Day on April 14, 2015, internal corporate assumptions

32
DIEBOLD

Financial Self-Service North America Overview Demand Drivers:—Branch automation—Multi-vendor software—Managed services and multi-vendor services—Strong national account activity—Regional banks evaluating next steps following the deployment of Windows 7—Upgrading with Diebold Series ATMs 2015 Order Activity:—Total orders relatively flat in constant currency—Strength in national account activity Customer Wins:—Signed branch transformation contract with a top 3 bank in U.S.—Booked first Phoenix software wins in the regional bank space—Product order backlog growth of 7% Market Overview1:—~500K ATMs in market—ATM installed base grew 0.5% year-over-year in 2014—Opportunity to upgrade to higher functioning terminals that:—Automate transactions—Improve cost efficiency 2015 Financial Metrics:—Total revenue of $1.1 billion, up 1.4% in constant currency YoY—FSS up low single digits YoY—Security down 1% YoY—Represents ~46% of total revenue—Non-GAAP segment operating profit margin of 23.2% Note: Total orders include both product order entry and service revenue in constant currency 1) Based on 2015 RBR data

Financial Self-Service Asia Pacific Overview Demand Drivers:—New China joint venture with Inspur—New ATMs being added to the market—Financial inclusion initiatives—Cash recycler technology—Growth in services and software 2015 Order Activity:—FSS orders impacted by China “buy local’ policy for FSS terminals—Partially offset by growth in services Customer Wins:—Partnered with the largest bank in Singapore to help drive financial inclusion—Signed a significant multi-vendor software project in Australia Market Overview1:—~1.4 million ATMs in market—ATM installed base grew 13% year-over-year in 2014—Installed base projected to grow at a high-single digit CAGR through 2020 2015 Financial Metrics:—Total revenue of $440 million, down 8.6% in constant currency YoY—Primarily to weak China product revenue—Represents ~18% of total revenue—Non-GAAP segment operating profit margin of 14.4% Note: Total orders include both product order entry and service revenue in constant currency 1) Based on 2015 RBR data

Financial Self-Service EMEA Overview Demand Drivers:—Targeted account strategy—Managed services opportunities—Refresh cycle on aging fleet in Europe—Branch automation adoption—Diebold Series product platform—Growth in Middle East & Africa 2015 Order Activity:—Total orders up double digits in constant currency—Broad-based growth across the region Customer Wins:—Signed a product and services agreement with Barclays—Expanded our relationship with Unicredit—Contract win at Capitec Bank for cash dispensers, recycling units and related maintenance services Market Overview1:—~800k ATMs in market—ATM installed base grew 2% year-over-year in 2014—Middle East and Africa installed base grew 9%—Diebold’s fastest growing region—continue to win share with targeted account strategy—Investing in the Middle East and Africa 2015 Financial Metrics:—Total revenue of $393 million, up 10.9% in constant currency YoY—Strength in both services and products—Represents ~16% of total revenue—Non-GAAP segment operating profit margin of 14.1% Note: Total orders include both product order entry and service revenue in constant currency 1) Based on 2015 RBR data

Financial Self-Service Latin America Overview Demand Drivers:—New ATMs being added to the market—Financial inclusion initiatives—Strong activity in Mexico – adopting higher functioning software and technology—Slowdown in Brazil due to political and economic uncertainty—Brazil Other business highly cyclical 2015 Order Activity:—Total FSS orders up 10% in constant currency—Particular strength in Mexico Customer Wins:—Received product and service order from Banco Davivienda for Diebold Series ATMs—Achieved a five-year managed services contract with a major multi-national bank in Mexico—Outside FSS, signed a voting machine order in Brazil Market Overview1:—~290k ATMs in market—ATM installed base grew 1% year-over-year in 2014—Brazil relatively flat—Exposure in Brazil primarily to government-owned banks—Installed base in Mexico expected to grow 3% annually over the next several years 2015 Financial Metrics:—Total revenue of $492 million, down 15.9% in constant currency YoY—FSS up double digits YoY—Brazil other down $207 million as reported, or $145 million in constant currency YoY—Represents ~20% of total revenue—Non-GAAP segment operating profit margin of 7.6% Note: Total orders include both product order entry and service revenue in constant currency 1) Based on 2015 RBR data

Security

Security Diebold Physical Security Overview—Drive up and barrier solutions for bank branches Services comprise over 75% of total physical security revenue Drive-Up • After-hour depositories • Transaction drawers • Vision window • Pneumatic tubes Teller Stations • Safes and lockers • Fire resistive solutions • Vaults Barrier Solutions • Security vestibule • Locksmith Transforming into a national service provider of physical security solutions

Security Diebold Completes Sale of North America Electronic Security Business to Securitas AB Net proceeds from sale will support funding of the pending Wincor Nixdorf business combination—Divestiture accelerates Diebold’s transformation, enhancing focus on opportunities in dynamic self-service industry—Securitas agreed to acquire the business for a purchase price of approximately $350 million, 10 percent of which is contingent on the successful transfer of certain customer relationships to Securitas.—Signed a strategic business alliance—Securitas to serve as Diebold’s preferred electronic security provider in North America, combining expertise and facilitating a smooth transition for Diebold customers—Diebold will serve as Securitas’ preferred provider of ATM-related solutions and services

2015 Financial Recap

2015 Financial Recap Full Year 2015 Key Takeaways Re-shaping the Portfolio • Launched Next Gen – most modern family of self-service solutions • Established leadership in multi vendor software with Phoenix • Divested North America Electronic Security business to Securitas AB • Formed new joint venture for China market with Inspur • Business combination agreement with Wincor Nixdorf Responding to Difficult Market Conditions in Brazil and China Financial Results • Increased our mix of high value services and software – Increased services revenue 4% in constant currency and service gross margin by 150 bps • Free cash flow performance was disappointing – Committed to recovering in 2016

2015 Financial Recap 2015 Financial Results (non-GAAP) Year-over-year comparisons Revenue down 3% in constant currency, excluding Brazil other total revenue increased 3% _ Financial self-service +4% (service revenue +5%, product revenue +3%) _ Security down 4% (physical security down 3%) _ Brazil other decreased approximately $207 million, or $145 million in constant currency Total gross margin up 90 basis points to 27.3% _ Service gross margin up 150 basis points to 33.6% _ Product gross margin down 150 basis points to 18.7% Operating expense down $34 million year-over-year as a result of cost actions, foreign currency and lower level of reinvestment Non-GAAP EPS including discontinued operations of $1.88

2015 Financial Recap Free Cash Flow* (includes discontinued operations) 2014 vs. 2015 ($ Millions) Free Cash Flow (Use): • 4Q free cash flow of $145 million • 2015 free cash flow (use) of ($18) million o Experienced transition challenges with ERP roll out that impacted the issuance of service invoices and cash collections o Increased service inventory faster than anticipated to support multivendor service business o Change in customer behavior from historical norms that resulted in lower prepay activity in China and North America * See reconciliation of GAAP to non-GAAP measures at the end of this presentation

2015 Financial Recap 2016 Outlook* and EPS Bridge 2016 Outlook Revenue Total revenue (as reported) Relatively flat Total revenue (in constant currency) 2% to 4% FSS 2% to 4% Security Flat Brazil other ~$45M Earnings per share 2016 EPS (GAAP) $1.15 – $1.35 Restructuring charges & $0.40—$0.35 non-routine expense 2016 EPS (non-GAAP) $1.55—$1.70 Tax rate Non-GAAP effective tax rate ~28% Free cash flow Total free cash flow ~$150M

Non-GAAP EPS Bridge 2015 reported EPS from $1.64 continuing operations Normalized tax rate – 28% ($0.30) Net investment ($0.05) income/interest expense 2016 growth ~$0.25 –$0.40 2016 EPS (non-GAAP) $1.55—$1.70

*	Outlook provided on 2/11/16 in conjunction with 4Q15 earnings release and conference call

Appendix (from 4Q15 Earnings – Excludes North America Electronic Security)

Appendix GAAP to non-GAAP Reconciliation – EPS 4Q14 4Q15 2014 2015 EPS (GAAP) $0.42 $0.50 $1.61 $0.93 Restructuring charges 0.05 0.04 0.12 0.24 Non-routine (income)/expense: Software impairment — — — 0.09 Venezuela divestiture — (0.01) — 0.07 Venezuela devaluation — — — 0.07 Legal, indemnification and professional fees 0.03 0.04 0.09 0.14 Gain on sale of Eras — — (0.19) — Acquisition/divestiture fees — 0.18 — 0.21 Acquisition related hedging (income)/expense — (0.11) — (0.11) Brazil indirect tax (0.06) (0.01) (0.06) — Other (inclusive of allocation of discrete tax items) — 0.11 0.01 — Total non-routine (income)/expense (0.03) 0.20 (0.15) 0.47 Total adjusted EPS (non-GAAP )—Continuing $0.44 $0.74 $1.58 $1.64 Tax rate (non-GAAP) 32.0% 1.5% 32.6% 12.8% EPS (non-GAAP ) – Discontinued Operations 0.04 0.04 0.15 0.24 EPS (non-GAAP ) – Including Discontinued Operations $0.48 $0.78 $1.73 $1.88 Tax rate (non-GAAP) – Including Discontinued Operations 32.4% 5.8% 33.2% 16.9% Note: The sums of the quarterly figures may not equal annual figures due to rounding or differences in the weighted-average number of shares outstanding during the respective periods.

Appendix Unaudited Historical GAAP Quarterly Financial Information Presents North America electronic security as discontinued operations ($ millions) First Quarter Second Quarter Third Quarter Fourth Quarter 2015 2014 2015 2014 2015 2014 2015 2014 Services $ 341.6 $ 334.4 $ 352.9 $ 359.5 $ 346.4 $ 364.7 $ 358.3 $ 374.2 Products 233.2 279.8 291.6 294.9 243.2 322.9 257.1 404.4 Net sales 574.8 614.2 644.5 654.4 589.6 687.6 615.4 778.6 Services 229.9 235.1 234.2 241.4 235.2 245.8 233.5 252.5 Products 185.6 228.8 239.5 239.0 204.1 253.9 205.3 312.1 Cost of sales 415.5 463.9 473.7 480.4 439.3 499.7 438.8 564.6 Gross profit 159.3 150.3 170.8 174.0 150.3 187.9 176.6 214.0 Total operating expenses 162.3 131.2 146.8 120.8 137.9 144.5 146.4 164.7 (Loss) income from continuing operations (10.2) 2.0 19.7 40.9 18.3 33.1 34.8 31.3 Income from discontinued operations, net of tax 4.5 2.9 4.3 2.2 4.5 1.8 2.6 2.8 Net (loss) income (5.7) 4.9 24.0 43.1 22.8 34.9 37.4 34.1 Net (loss) income attributable to noncontrolling interests (2.9) (4.9) 1.8 1.5 1.1 1.9 1.7 4.1 Net (loss) income attributable to Diebold, Incorporated $ (2.8) $ 9.8 $ 22.2 $ 41.6 $ 21.7 $ 33.0 $ 35.7 $ 30.0 Note: Financials assume 39% tax rate that can be used to calculate income before tax

Appendix Q4 2015 Profit & Loss Statement Reconciliation GAAP to non-GAAP ($ Millions) Appendix

Appendix Q4 2014 Profit & Loss Statement Reconciliation GAAP to non-GAAP ($ Millions)

Appendix Q4 2015 Product & Service Gross Profit Reconciliation GAAP to non-GAAP ($ Millions)

Appendix Q4 2014 Product & Service Gross Profit Reconciliation GAAP to non-GAAP ($ Millions)

Appendix 2015 Profit & Loss Statement Reconciliation GAAP to non-GAAP ($ Millions)

Appendix 2014 Profit & Loss Statement Reconciliation GAAP to non-GAAP ($ Millions)

Appendix 2015 and 2014 Product & Service Gross Profit Reconciliation GAAP to non-GAAP ($ Millions)

Appendix 2013 and 2012 Product & Service Gross Profit Reconciliation GAAP to non-GAAP ($ Millions)

Appendix Free Cash Flow Reconciliation (includes discontinued operations) ($ Millions)

Appendix Free Cash Flow Reconciliation (includes discontinued operations) ($ Millions)

Appendix Investor Relations Contact Information Steve Virostek Vice President, Investor Relations Phone: +1 330-490-6319 E-mail: stephen.virostek@diebold.com Chris Sikora Manager, Investor Relations Phone: +1 330-490-6870 E-mail: christopher.sikora@diebold.com

IMPORTANT INFORMATION FOR INVESTORS AND SHAREHOLDERS

In connection with the proposed business combination, Diebold has filed a Registration Statement on Form S-4 with the U.S. Securities and Exchange Commission (“SEC”), which was declared effective by the SEC on February 5, 2016, that includes a prospectus of Diebold to be used in connection with the offer. In addition, on February 4, 2016, the German Federal Financial Supervsiory Authority (Bundesanstalt für Finanzdienstleistungsaufsicht, “BaFin”) approved the publication of the German offer document in connection with the offer. Diebold has published the German offer document on February 5, 2016.

INVESTORS AND SHAREHOLDERS ARE URGED TO READ THE PROSPECTUS AND THE OFFER DOCUMENT, AS WELL AS OTHER DOCUMENTS THAT HAVE BEEN OR WILL BE FILED WITH THE SEC OR BAFIN OR PUBLISHED AT DIEBOLD’S WEBSITE AT WWW.DIEBOLD.COM UNDER THE INVESTOR RELATIONS SECTION, REGARDING THE PROPOSED BUSINESS COMBINATION AND THE OFFER BECAUSE THESE DOCUMENTS CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION. You may obtain a free copy of the prospectus, an English translation of the offer document, and other related documents filed by Diebold with the SEC on the SEC’s website at www.sec.gov. The prospectus and other documents relating thereto may also be obtained for free by accessing Diebold’s website at www.diebold.com under the Investor Relations section. You may obtain a free copy of the offer document on BaFin’s website at www.bafin.de, and, along with an English translation thereof, at Diebold’s website at www.diebold.com under the Investor Relations section. Further, you may obtain a copy of the offer document free of charge from Deutsche Bank Aktiengesellschaft, Taunusanlage 12, 60325 Frankfurt am Main, Germany, or by e-mail to dct.tender-offers@db.com or by telefax to +49 69 910 38794.

This document is neither an offer to purchase nor a solicitation of an offer to sell shares of Wincor Nixdorf or Diebold. Terms and further provisions regarding the public offer are disclosed in the offer document, which was published on February 5, 2016, and in documents filed or that will be filed with the SEC. Investors and holders of Wincor Nixdorf shares, or of such instruments conferring a right to directly or indirectly acquire Wincor Nixdorf shares, are strongly encouraged to read the prospectus, the offer document and all documents in connection with the public offer because these documents contain important information.

No offering of securities will be made except by means of a prospectus meeting the requirements of section 10 of the U.S. Securities Act of 1933, as amended, and a German offer document in accordance with applicable European regulations, including the German Securities Acquisition and Takeover Act and the German Securities Prospectus Act (Wertpapierprospektgesetz). Subject to certain exceptions to be approved by the relevant regulators or certain facts to be ascertained, the public offer would not be made directly or indirectly, in or into any jurisdiction where to do so would constitute a violation of the laws of such jurisdiction, or by use of the mails or by any means or instrumentality (including without limitation, facsimile transmission, telephone and the internet) of interstate or foreign commerce, or any facility of a national securities exchange, of any such jurisdiction.

CAUTIONARY STATEMENT ABOUT FORWARD LOOKING STATEMENTS

Certain statements contained in this communication regarding matters that are not historical facts are forward-looking statements (as defined in the Private Securities Litigation Reform Act of 1995). These include statements regarding management’s intentions, plans, beliefs, expectations or forecasts for the future including, without limitation, the proposed business combination with Wincor Nixdorf and the offer. Such forward-looking statements are based on the current expectations of Diebold and involve risks and uncertainties; consequently, actual results may differ materially from those expressed or implied in the statements. Such forward-looking statements may include statements about the business combination and the offer, the likelihood that such transaction is consummated and the effects of any transaction on the businesses and financial conditions of Diebold or Wincor Nixdorf, including synergies, pro forma revenue, targeted operating margin, net debt to EBITDA ratios, accretion to earnings and other financial or operating measures. By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that may or may not occur in the future. Forward-looking statements are not guarantees of future performance and actual results of operations, financial condition and liquidity, and the development of the industries in which Diebold and Wincor Nixdorf operate may differ materially from those made in or suggested by the forward-looking statements contained in this document. In addition, risks and uncertainties related to the contemplated business combination between Diebold and Wincor Nixdorf include, but are not limited to, the expected timing and likelihood of the completion of the contemplated business combination, including the timing, receipt and terms and conditions of any required governmental and regulatory approvals of the contemplated business combination that could reduce anticipated benefits or cause the parties not to consummate, or to abandon the transaction, the ability to successfully integrate the businesses, the occurrence of any event, change or other circumstances that could give rise to the termination of the business combination agreement or the contemplated offer, the risk that the parties may not be willing or able to satisfy the conditions to the contemplated business combination or the contemplated offer in a timely manner or at all, risks related to disruption of management time from ongoing business operations due to the contemplated business combination, the risk that any announcements relating to the contemplated business combination could have adverse effects on the market price of Diebold’s common shares, and the risk that the contemplated transaction or the potential announcement of such transaction could have an adverse effect on the ability of Diebold to retain and hire key personnel and maintain relationships with its suppliers, and on its operating results and businesses generally. These risks, as well as other risks associated with the contemplated business combination, are more fully discussed in the prospectus that is attached as Annex 4 to the German offer document and has been filed with the SEC. Additional risks and uncertainties are identified and discussed in Diebold’s reports filed with the SEC and available at the SEC’s website at www.sec.gov. Any forward-looking statements speak only as at the date of this document. Except as required by applicable law, neither Diebold nor Wincor Nixdorf undertakes any obligation to update or revise publicly any forward-looking statement, whether as a result of new information, future events or otherwise.